UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 8)*

Arch Therapeutics, Inc.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

003939W 109

(CUSIP Number)

Michael Parker

1928 East Highland Avenue, Suite F104-558

Phoenix, Arizona 85016

(480) 717-0911

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

December 31, 2021

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐   Rule 13d-1(b)
☒ Rule 13d-1(c)
☐   Rule 13d-1(d)

*  The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 003939W 109	SCHEDULE 13G	Page 2 of 8 Pages

1.NAMES OF REPORTING PERSONS

Michael Parker

2.CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions)

(a)    ☒

(b)   ☐

3.SEC USE ONLY

4.CITIZENSHIP OR PLACE OF ORGANIZATION

United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

5.SOLE VOTING POWER

12,930,891 shares of Common Stock (see Appendix A)

6.SHARED VOTING POWER

8,039,809 shares of Common Stock (see Appendix A)

7.SOLE DISPOSITIVE POWER

12,930,891 shares of Common Stock (see Appendix A)

8.SHARED DISPOSITIVE POWER

8,039,809 shares of Common Stock (see Appendix A)

9.AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

20,970,700 shares of Common Stock (see Appendix A)

10.CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions)

☒

11.PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

8.84% (see Appendix A)

12.TYPE OF REPORTING PERSON (see instructions)

IN

CUSIP No. 003939W 109	SCHEDULE 13G	Page 3 of 8 Pages

1.NAMES OF REPORTING PERSONS

Ana Parker

2.CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions)

(a)    ☒

(b)   ☐

3.SEC USE ONLY

4.CITIZENSHIP OR PLACE OF ORGANIZATION

United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

5.SOLE VOTING POWER

N/A

6.SHARED VOTING POWER

8,039,809 (see Appendix A)

7.SOLE DISPOSITIVE POWER

N/A

8.SHARED DISPOSITIVE POWER

8,039,809 (see Appendix A)

9.AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

8,039,809 shares of Common Stock (see Appendix A)

10.CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions)

☒

11.PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

3.39% (see Appendix A)

12.TYPE OF REPORTING PERSON (see instructions)

IN

CUSIP No. 003939W 109	SCHEDULE 13G	Page 4 of 8 Pages

Item 1.

(a)Name of Issuer

Arch Therapeutics, Inc.

(b)Address of Issuer's Principal Executive Offices

235 Walnut Street, Suite 6, Framingham, MA  01702

Item 2.

(a)Name of Person Filing

This Statement is filed by Michael Parker and Ana Parker.  Michael Parker and Ana Parker are married.

(b)Address of the Principal Office or, if none, residence

Each Reporting Person’s address is 1928 East Highland Avenue, Suite F104-558, Phoenix, Arizona 85016

(c)Citizenship

Each Reporting Person is a citizen of the United States.

(d)Title of Class of Securities

Common Stock, par value $0.001 per share

(e)CUSIP Number

003939W 109

Item 3.  If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

(b)Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c)Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

(d)Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

(e)An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

(f)An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

(g)A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);

(h)A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)Group, in accordance with §240.13d-1(b)(1)(ii)(J).

CUSIP No. 003939W 109	SCHEDULE 13G	Page 5 of 8 Pages

Item 4.  Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a) Amount beneficially owned:  See Row 9 of the cover page for each Reporting Person.

(b)Percent of class:  See Row 11 of the cover page for each Reporting Person.

(c)Number of shares as to which the person has:

(i)Sole power to vote or to direct the vote: See Row 5 of the cover page for each Reporting Person.

(ii)Shared power to vote or to direct the vote:  See Row 6 of the cover page for each Reporting Person.

(iii)Sole power to dispose or to direct the disposition of:  See Row 7 of the cover page for each Reporting Person.

(iv)Shared power to dispose or to direct the disposition of:  See Row 8 of the cover page for each Reporting Person.

Instruction. For computations regarding securities which represent a right to acquire an underlying security see §240.13d-3(d)(1).

Item 5.  Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following    ☒*.

Instruction. Dissolution of a group requires a response to this item.

*Ana Parker has ceased to be the beneficial owner of more than five percent of the class of securities.  This Amendment No. 8 constitutes an “exit filing” for Mrs. Parker. Michael Parker continues to be the beneficial owner of more than five percent of the class of securities.

Item 6.  Ownership of More than Five Percent on Behalf of Another Person.

Not applicable

Item 7.  Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

Not applicable

Item 8.  Identification and Classification of Members of the Group.

Not applicable

Item 9.  Notice of Dissolution of Group.

Not applicable

CUSIP No. 003939W 109	SCHEDULE 13G	Page 6 of 8 Pages

Item 10.  Certification.

(a)The following certification shall be included if the statement is filed pursuant to §240.13d-1(b):

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

(b)The following certification shall be included if the statement is filed pursuant to §240.13d-1(c):

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  January 12, 2022

/s /Michael Parker/s / Ana Parker

SignatureSignature

Michael ParkerAna Parker

Name/TitleName/Title

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative other than an executive officer or general partner of the filing person, evidence of the representative's authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

EXHIBIT

Exhibit I   Joint Filing Agreement, dated January 21, 2021, between the signatories to this Schedule 13G (incorporated by reference to Exhibit I of Amendment No. 7 to Schedule 13G filed by the Reporting Persons on January 21, 2021).

CUSIP No. 003939W 109	SCHEDULE 13G	Page 7 of 8 Pages

APPENDIX  A

Michael Parker owns outright 7,930,891.  He also is the sole manager of Tungsten III LLC, which owns outright 5,000,000 shares of Common Stock, and as a result, Mr. Parker may be deemed to be the beneficial owner of these shares.  Mr. Parker also is the spouse of Ana Parker, who owns outright 8,039,809 shares.  Because Mr. Parker shares with Mrs. Parker the voting and dispositive power over these 8,039,809 shares, Mr. Parker may be deemed to be the beneficial owner of these shares as well.  As a result, Mr. Parker may be deemed to be the beneficial owner of a total of 20,970,700 shares.  Mr. Parker disclaims any beneficial ownership of any of the 4,687,500 shares of Common Stock that may be acquired upon the exercise of Series K Warrants (which expire August 17, 2026) held by him, as all such warrants cannot be exercised until such time as the holder would not beneficially own, after such exercise, more than 4.9% of the outstanding shares of Common Stock; provided, however, that the holder may waive such ownership limitation, in which case such waiver will become effective sixty-one (61) days after the holder's delivery of such waiver notice  As of the date of this Schedule 13G, the percentage ownership limitation described in the preceding sentence has not been waived as to any Series K Warrants. Mr. Parker also disclaims any beneficial ownership of any of the shares of Common Stock issuable upon the exercise of the warrants or the conversion of the Series 2 Note described in the following paragraph held by Ana Parker, for the same reasons that Mrs. Parker disclaims such ownership.

Ana Parker owns outright 8,039,809 shares over which she shares voting and dispositive power with her spouse, Michael Parker.  Mrs. Parker disclaims any beneficial ownership of any shares owned by Mr. Parker outright, or that he might acquire pursuant to the Series K Warrants described in the immediately preceding paragraph, or over which Mr. Parker has sole voting or dispositive power.  Mrs. Parker also disclaims any beneficial ownership of any of the 600,000 shares of Common Stock that may be acquired upon the exercise of Series G Warrants (which expire July 2, 2023) held by her, any of the 1,230,769 shares of Common Stock that may be acquired upon the exercise of Series H Warrants (which expire May 14, 2024) held by her, any of the 3,428,571 shares of Common Stock that may be acquired upon the exercise of Series I Warrants (which expire October 18, 2024) held by her, and any of the 3,375,000 shares of Common Stock that may be acquired upon the exercise of Series J Warrants (which expire December 4, 2022) held by her as all such warrants cannot be exercised until such time as the holder would not beneficially own, after such exercise, more than 4.9% of the outstanding shares of Common Stock; provided, however, that the holder may waive such ownership limitation, in which case such waiver will become effective sixty-one (61) days after the holder's delivery of such waiver notice.  As of the date of this Schedule 13G, such limitation has not been waived as to any outstanding warrants.  Mrs. Parker also disclaims any beneficial ownership of any of the 2,822,202 shares of Common Stock issuable upon the conversion of the outstanding principal of and accrued interest on the Series 2 Note issued to her in November 2020, as such Note cannot be converted until such time as the holder would not beneficially own, after such conversion, more than 4.99% of the outstanding shares of Common Stock; provided, however, that the holder may increase (up to 9.99%), or decrease, the preceding percentage limitation, provided that no increase will become effective until sixty-one (61) days after the holder's delivery of notice of such increase.  As of the date of this Schedule 13G, no notice of any increase in the percentage ownership limitation described in the preceding sentence has been given.

The percentage ownership figures used in this filing are based on the most recently reported figure for outstanding shares contained in the Company's 10-K/A filed on December 29, 2021, which indicated that the total number of outstanding shares of Common Stock as of December 16, 2021 was 237,169,770.